Exhibit 6.2

EXHIBIT D

TRANSFER OF CONTROL AGREEMENT

This AGREEMENT (this “Agreement”), dated as of August 31, 2016, is entered into between Choose Rain, Inc., a Nevada corporation (“Choose Rain”), Larry R. Curran, (“Curran”), CEO of Choose Rain, Inc., Gabriel’s Ventures LLC, (“Majority Shareholder of Choose Rain”), Les McCall, an Individual & holder of certain intellectual property (“McCall”) and Cloudburst Distribution Pty Ltd (“Cloudburst”), an Australian company, where the McCall Family is the majority shareholder (“Majority Shareholder of Cloudburst”), (all collectively called “The Parties”).

RECITALS

WHEREAS, McCall has approached Choose Rain and Curran with an opportunity to move Choose Rain forward from its current stagnant position to a company with products, revenues and a much brighter future;

WHEREAS, Curran, the CEO and the only member of the board of directors of Choose Rain, and Gabriel’s Ventures, LLC, Majority Shareholder of Choose Rain, and deem it advisable, upon the terms and subject to the conditions herein stated, that the opportunity be pursued to its end;

WHEREAS, McCall and Majority Shareholder of the Cloudburst and the board of directors of JRHM deem it advisable, upon the terms and subject to the conditions herein stated, that the opportunity be pursued to its end;

WHEREAS, Curran, the CEO and Majority Shareholder of the Choose Rain, and the board of directors of Choose Rain, Inc. have approved this Agreement;

WHEREAS, McCall and Majority Shareholders of the Cloudburst and the board of directors of Cloudburst have approved this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CURRENT STATUS

1.1          The Current Status. Choose Rain has been in existence since November 11, 2011, first as Choose Rain LLC and then as Choose Rain, Inc., after a reverse Agreement with Resolve Staffing, Inc., a Nevada company traded on OTC-PK, a name change to Choose Rain, Inc. and a symbol change from RSFF to CHOS. Over the past year CHOS has traded from $0.01 on October 2, 2014 down to $0.0022 on June 9, 2015, where it has languished on very low volume. Choose Rain has never realized its potential of building a rainwater catchment & bottling facility or achieving revenues by selling bottled rainwater due to cash constraints. Choose Rain has minimal revenues, few assets and no employees due largely to its inability to attract investors.

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1.2          The Opportunity. McCall lived in Freeport, Grand Bahamas for nearly three years developing various opportunities relating to healthy, eco-friendly products. McCall has several products that he wishes to market in the USA, the Bahamas and abroad. McCall has moved to Australia and organized a Group of businesses and individuals (the “Group”) who wish to collaborate in development, production, sales and marketing of these and other products. McCall has created a scenario where Cloudburst, through their affiliated group of companies, will transfer products, licenses, distribution rights, sales and know-how to Choose Rain in exchange for common shares in Choose Rain, Inc.

1.3          Effective Date. Upon the terms and subject to the conditions set forth in this Agreement, on such dates as the parties hereto may agree upon as contemplated in the Exhibit C - Timetable for each action by the various parties shall be the (“Effective Date”).

ARTICLE II

CHARTER AND BYLAWS OF THE CORPORATION

2.1          Articles of Incorporation. The articles of incorporation of Choose Rain in effect at the Effective Date shall, from and after the Effective Date, be the articles of incorporation of the Surviving Corporation, unless and until amended in accordance with the provisions set forth therein or applicable law. After the Effective Date, documents will be filed with the Nevada Secretary of State to change the name of Choose Rain, Inc. to Just Real Herbs USA, Inc. (JRHUSA)

2.2          Bylaws. The bylaws of Choose Rain in effect at the Effective Date shall, from and after the Effective Date, be the bylaws of the Surviving Corporation, unless and until amended in accordance with the provisions set forth therein or applicable law.

ARTICLE III

OFFICERS AND DIRECTORS OF THE CORPORATION

3.1          Officers. The officers of Choose Rain at the Effective Date shall, from and after the Effective Date, be the officers of Choose Rain, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. It is anticipated that Larry Curran, the current CEO of Choose Rain, Inc., will be replaced once the 200,000,000 shares have passed into an Escrow Account in the name of Gabriel’s Ventures, LLC to be managed by a third party acceptable to the various parties.

3.2          Directors. The directors and the Shareholders of the various committees of the board of directors of the Choose Rain, Inc. (if any) at the Effective Date shall, from and after the Effective Date, be the directors and Shareholders of such committees of Choose Rain, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. Two additional, Board members may be elected after the Effective Date.

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ARTICLE IV

EFFECT OF AGREEMENT ON SHAREHOLDERS’ INTERESTS

4.1          Effect of Agreement on Shareholder’s Interests. At the Effective Date, as a result of the Agreement and without any action on the part of Choose Rain:

(a)          Shares of common stock, par value $0,001 per share (“Choose Rain Shares”), issued and outstanding immediately prior to the Effective Date, shall be unchanged in their collective rights with the same rights, powers and privileges as they had prior to the Agreement.

(b)          Anti-Dilution. Choose Rain, Inc. has authorized capital of 500,000,000 shares of common stock, par value $0,001 per share and 200,000 shares of preferred stock, par value $0,001 per share. As of the Effective Date, 404,308,313 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding. Except as contemplated in this Agreement, for a period of two years from the Effective Date, no additional shares of Common Stock will be issued and no Preferred Shares will be issued. There will be no stock splits, forward or reverse, no stock dividends and no changes in authorized capital either common or preferred, which would dilute the ownership of any current or future shareholders. This anti-dilution provision is intended to protect the existing shareholders from an effective reduction of their interests. There are no immediate plans to increase the authorized number of shares of any class of stock in Choose Rain, Inc.

(c)          If an investment opportunity arrises that clearly increases revenues and profitability of Just Real Herbs USA, Inc., the Directors may approve an increase in the Authorized Shares, with a guarantee to the shareholders existing at the time of the increase that the dilution will not reduce their share price on OTC-PK.

(d)          It is anticipated under this Agreement that all 500,000,000 authorized shares of Common Stock will be issued to further the corporate mission. See Exhibit B for information on the anticipated effect on Common Shareholdings.

4.2          Transfer of Interests. From and after the Effective Date, all of the outstanding certificates may be sold, transferred or otherwise conveyed to and from the existing and future shareholders subject to SEC restrictions. Notwithstanding anything to the contrary set forth herein, it is anticipated that certain block holdings may be made available and sold in private transactions. Specifically, but not limited to this, Gabriel’s Ventures LLC holdings of 200,000,000 shares of Common Stock may be transferred over time to Cloudburst as the debts are paid. Another 35 million shares, currently owned by Gabriel’s Ventures LLC, have been set aside for sale to Cloudburst in the future at a specific share price.

4.3          Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Date, Shareholder Interests in Choose Rain shall be altered. Choose Rain shall survive the Agreement and shall continue to be governed by the laws of the State of Nevada. The Agreement shall have no other effects and the re-named Corporation shall succeed, without other transfer, to all of the assets and property (whether real, personal or mixed), rights, privileges, franchises, immunities and powers of Choose Rain, Inc. and shall assume and be subject to all of the duties, liabilities, obligations and restrictions of every kind and description of Choose Rain, including, without limitation, all outstanding indebtedness of Choose Rain, Inc.

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ARTICLE V

TRANSFER OF ASSETS, PRODUCTS, RIGHTS, LICENSES

5.1          Les McCall and Choose Rain sale of shares. Les McCall provided 25 million unrestricted shares and Choose Rain, Inc. matched Les McCall with another 25 million restricted shares on July 1, 2016. These shares were sold to investors to raise working capital for effecting this Agreement. Proceeds will be used to further the mission of Choose Rain, Inc.

5.2          Issuance of 112,340,000 shares of Common Stock to Cloudburst. Under a prior Agreement dated August 31, 2016, (“Prior Agreement”), Cloudburst transfered sufficient Distribution Rights, Sales, Contracts, Licenses, Assets, Inventory, Products Rights and other items of value to Choose Rain, Inc. in exchange for up to 112,340,000 shares of common stock, par value $0.001 per share. The total holdings by Cloudburst remaining will be adjusted upward to 112,340,000 by the issuance of the required number of additional common shares to Cloudburst so that Cloudburst ends up with 112,340,000 shares. This may require that a portion of these shares come from the 200 Million Shares representing the control block owned by Gabriel’s Ventures, LLC. See EXHIBIT B for illustration.

5.3          Gabriel’s Ventures, LLC Control Block. Under this Agreement, subject to the fulfillment of the terms and conditions herein defined, Gabriel’s Ventures LLC will transfer its 200 million share Control Block to an escrow account where it may ultimately be transferred to Cloudburst.

i)          Under the Prior Agreement, Cloudburst will funnel all USA sales of their products through Choose Rain which will be renamed Just Real Herbs USA, Inc. (JRHUSA). Each member of the Group has committed certain services, products and other valuable help to the success of Choose Rain, Inc./JRHUSA. A portion of the revenues from these products will flow to Choose Rain, Inc./JRHUSA in an account maintained to pay out the proceeds to the various parties at pre-negotiated rates. Choose Rain, Inc./JRHUSA will retain Ten Percent (10%) of these revenues for business purposes. See Exhibit D for a preliminary list of products.

ii)         Payment of Choose Rain/JRHUSA debt. Choose Rain, Inc. has accounts payable, other liabilities and notes payable owed as of the Effective Date. See Exhibit E for a listing of debts at August 31, 2016. Proceeds from 5.3 (i) above will first be used to repay these debts in a predetermined order then to pursue other opportunities for Choose Rain/JRHUSA. Reduced amounts on certain of these debts may be negotiated if done so without any ramification to Curran. If these debts are not settled by December 31, 2017, then the remaining shares held in escrow will be returned to Gabriel’s Ventures, LLC.

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iii)        Issuance of Control Block shares to Cloudburst by the escrow agent will be proportionate to the debt pay down. As an example, if 20% of the debt is settled, then 40 million shares (200,000,000 times 20%) will be released by the Escrow Agent to Cloudburst. Gabriel’s Ventures, LLC will vote the shares in escrow until the debts have been completely repaid in a manner satisfactory to Curran.

5.4          Transfer of certain Choose Rain assets and intangibles to Gabriel’s Ventures LLC. As an incentive to Gabriel’s Ventures LLC to relinquish control of Choose Rain, Inc. to the Group, at the date of the public announcement of this Agreement, all assets and rights of Choose Rain bottled rainwater, rainwater catchment and purification systems will be transferred to Gabriel’s Ventures LLC.

This generally includes but is not limited to:

•	Choose Rain intellectual property, brand, social media, web site, etc.;
•	Inventory of bottles, labels and caps, up to $ 1,000;
•	Barter balances in Space Coast Barter in the name of Gabriel’s Ventures LLC. - Member ID#14449. Curran will pay the outstanding trade fees;
•	Barter balances in American Eagle Trade Exchange in the name of Choose Rain LLC. - Member ID# 07-110-07. Curran will pay the outstanding trade fees;
•	2005 Cadillac SRX, title was never passed;
•	Other minor production and R&D assets belonging to Choose Rain, Inc.;
•	Choose Rain home catchment-purification unit and supplies;
•	Exclusive ownership of the self-contained home rainwater system concept and brand including the rain blanket;
•	Choose Rain’s customer list, and;
•	Choose Rain’s current web site and social media accounts.

Gabriel’s Ventures LLC will own the exclusive rights to bottle or sell bottled rainwater and flavored rainwater drinks promoting the Choose Rain brand name and non-exclusive rights to any other brand name they choose to bottle. No other organization will be granted exclusive rights which would usurp Gabriel’s Ventures LLC’s non-exclusive rights as stated above.

Finally, the Note Receivable from Gabriel’s Ventures LLC will be deemed paid in full in exchange for Gabriel’s Ventures LLC agreement to relinquish control by transferring the 200 million share control block once the debts are paid.

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ARTICLE VI

TERMINATION

6.1          Termination. This Agreement, once signed, can not be terminated, whether before or after approval of this Agreement by the CEO of the Choose Rain.

ARTICLE VII

MISCELLANEOUS AND GENERAL

7.1          Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Date, the parties hereto may modify or amend this Agreement; provided, however, that an amendment made subsequent to the approval of this Agreement by the Shareholders of the Choose Rain (JRH) shall not (i) alter or change the amount or kind of shares and/or rights to be received in exchange for or on conversion of all or any of the Shareholder Interests, (ii) alter or change any provision of the articles of organization of the Choose Rain to be effected by the Agreement, or (iii) alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any Choose Rain Shareholder Interests or class or series of capital stock of any of the parties hereto.

7.2          Counterparts. This Agreement may be executed in counterparts, each of which may be executed by only one party, which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument.

7.3          Governing Law. This Agreement and any and all disputes arising hereunder or relating to the transactions contemplated hereby shall be governed, including, without limitation, as to validity, interpretation and effect, by the laws of the State of Florida, without regard to principles of conflicts of laws.

7.4          Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

7.5          No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.6          Severability. If any provision of this Agreement or the application of any such provision to any party or circumstance shall be determined by any authority of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement, or the application of such provision to such party or circumstances other than those to which it is so determined to be invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be enforced to the fullest extent permitted by law. If any such authority of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the authority making the determination of invalidity or unenforceability shall have the power to modify the scope of the term or provision, to delete specific words or phrases and to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. Without limiting the generality of the foregoing, the parties acknowledge their intention to structure and effectuate the transaction contemplated by this Agreement in accordance with applicable law. If any authority of competent jurisdiction shall determine that the transaction contemplated by this Agreement has not been structured or effectuated in accordance with applicable law, the parties shall modify this Agreement in good faith to structure and effectuate a transaction that is consistent with applicable law and comes closest to achieving the economic results of the transaction contemplated by this Agreement.

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7.7          Headings. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect the meaning of any provision hereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

See Signatures on following page.

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Signatures to Agreement

LARRY R. CURRAN
an Individual

/s/ Larry R. Curran
Name: Larry R. Curran

CHOOSE RAIN, INC.,
a Nevada corporation

/s/ Larry R. Curran
Name: Larry R. Curran
Title: CEO

GABRIEL’S VENTURES LLC
a Florida Limited Liability Company

/s/ Larry R. Curran
Name: Larry R. Curran
Title: Managing Director

LESLIE B. MCCALL
an Individual

/s/ Leslie B. McCall
Name: Leslie B. McCall

CLOUDBURST DISTRIBUTION PTY LTD.,
an Australian Limited Liability Company

/s/ Leslie B. McCall
Name: Leslie B. McCall
Title: CEO

Other Signatures

/s/
Name:

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Exhibit A

Convertible Note Holdings

	Effective
	Conversion	NP Balance	Shares if
	Price	@ 8-31-16	Converted
Share Price August 23, 2016	0.0022

Black Creek Financial LLC. at an interest rate of 12% per annum and due on October 31, 2012. The loan is due on demand. BCF has the right to convert all or any portion of the accrued interest and unpaid principal balance of this Note into 900,000 CHOS Shares at 8-23-16.	0.0370	33,272	900,000

Better Firearms Designs, Inc. at an interest rate of 8% per annum and due on October 31, 2013. The loan is due on demand. BFD has the right to convert all or any portion of the accrued interest and unpaid principal balance of This note together with interest payable thereon may be converted pro-rata into Choose Rain, Inc. shares at a conversion price of $0.0135 per share, 812,990 CHOS Shares at 8-31-15.	0.0135	12,537	812,990

NuView IRA, Inc., an unrelated third party (“NuView”) at an interest rate of 8% per annum and due on March 31, 2019. Pursuant to the Promissory Note, NuView has the right to exchange each $1,000 principal outstanding for .80 Class B units of Choose Rain LLC, up to a cap of 20 Class B units, 1,800,000 CHOS Shares at 8-23-16.	0.0140	25,281	1,800,000

MT Development, Inc. at an interest rate of 5% per annum and due on June 30, 2015. MTD has the right to convert all or any portion of the accrued interest and unpaid principal balance of this Note into shares of the Company’s common stock at the higher of $0.02 or 75% of the weighted average of the combined trading prices for the ten days prior to notice of conversion, 2,750,856 CHOS Shares at 8-23-16.	0.0200	55,485	2,774,269

Guardian Registrar & Transfer, Inc. at an interest rate of 5% per annum and due on April 4, 2015. Guardian has the right to convert all or any portion of the accrued interest and unpaid principal balance of this Note into shares of the Company’s common stock at 50% of the average bid prices for the five days prior to notice of conversion. 13,581,755 CHOS Shares at 8-23-16	0.0011	15,144	13,766,945

Incito Labs at an interest rate of 5% per annum and due on December 2, 2015. Pursuant to the agreement, Incito Labs has the right at any time after six months from the Effective Date, and in whole or in part, to convert the outstanding principal amount of this Note, or any portion of the principal amount hereof, and any accrued Interest, into shares of common stock of the Company. Any amounts a Holder elects to convert will be converted into common stock at a conversion price equal to the lower of $0.01 or seventy-five percent (75%) of the weighted average of the combined trading prices for Common Stock for the ten (10) trading days immediately prior to the date a conversion notice is delivered to Company. 16,495,824 CHOS Shares at 8-23-16	0.0017	27,589	16,720,745

		169,308	36,774,949

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Exhibit B

		August 31, 2016
Shareholder Summary
Gabriel’s Ventures. LLC	Merger Shares	60,020,000
Larry R. Curran	Merger Shares	2,160,000
Gabriel’s Ventures. LLC	Control Block	200,000,000
Jimmy Little	Merger Shares	7,740,000
JSL Investment Trust	Merger Shares	14,320,000
Other Shareholders	Merger Shares	27,990,000
Other Shareholders	Other Shares	91,918,313
Total Issued		404,148,313
Remaining Shares		95,851,687
Total Authorized		500,000,000

Allocation of Unissued Shares
Hold for Convertible Debt		36,774,949
Cloudburst		50,000,000
Un-Allocated		9,076,738
Total		95,851,687

Allocation of 200M Shares
Cloudburst		200,000,000
		200,000,000

Un-allocated shares
Remainder of Unissued Shares		9,076,738
Freed as Convertible debt repaid		36,774,949
		45,851,687

See Exhibit A for a listing of Convertible Debts and shares issued upon conversion.

Note: InfoLabs and Guardian notes are exercisable at rates below the current market price. The remainder are convertible at a fixed number of shares.

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Exhibit C

CONDITIONS FOR EACH ACTION CONTEMPLATED UNDER THIS AGREEMENT

•	Signing of this Agreement

•	Preparation of the legal documents necessary to affect the terms and conditions of this Agreement

o	License Agreements
o	Inventory transfers (for collateral)

•	Establishing the legal entities defined in this Agreement

•	Transfer of tangible and intangible assets to Gabriel’s in exchange for up to 112,340,000 in shares to Cloudburst

•	Revenues begin flowing to Choose Rain/JRHUSA

•	Curran resigns as CEO and Director

•	Press Releases as desired to inform the public

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Exhibit D

PRELIMINARY PRODUCT LIST FOR AGENTS TO BE SOLD THROUGH JRHUSA

Any and all products under the name of Just Real Herbs USA, Inc., now and in the future, will be included under this listing and part of the licensing agreement.

Other products will be put forward as soon as they have been set up in Just Real Herbs USA, Inc. so the company will have a continuous new product stream.

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Exhibit E

PRELIMINARY LISTING OF DEBTS AT AUGUST 31, 2016

Choose Rain, Inc.

Liabilities to be Paid

		Transfer to	Goes away	Liability
		Gabriel’s	when debt	Balance
	Total 8-31-16	Ventures	is repaid	8-31-16	Priority
Current Liabilities
Accounts Payable
AirGas	679.28			679.28	8
American Eagle Barter Exchange	670.54	670.54		-
Cobb Cole	5,838.72			5,838.72	7
M. T. Development	16,948.85			16,948.85	6
Pearlman Schneider	4,440.00			4,440.00	8
Rhonda Pruitt	159.97			159.97	8
Space Coast Barter	314.18	314.18		-
Thornton Laboratories	447.50			447.50	8
TradeFirst	256.51	256.51	-	-
Total Accounts Payable	29,755.55	1,241.23	-	28,514.32

Other Current Liabilities
Derivative Liability	23,070.45		23,070.45	-
Due to Jimmy Little	16,180.85			16,180.35	1
Due to Larry Curran	25,039.43			25,039.43	1
Indiegogo Acccount	402.00			402.00	8
Settlement Agreement Payable	5,000.00	-	-	5,000.00	7
Total Other Current Liabilities	69,692.73	-	23,070.45	46,622.28
Total Current Liabilities	99,448.28	1,241.23	23,070.45	75,136.60

Long Term Liabilities
Black Creek Financial	33,217.99			33,217.99	5
Incito Labs Note Payable	27,565.57			27,565.57	3
Note Payable - BFD	12,526.29			12,526.29	5
Note Payable - Larry Curran	27,119.66			27,119.66	2
Note Payable - Robin Webb	25,277.18			25,277.18	4
Note Payable Guardian	15,130.65			15,130.65	3
Note Payable MT Development	55,460.98	-	-	55,460.98	6
Total Long Term Liabilities	196,298.32	-	-	196,298.32

Total Liabilities	295,746.60	1,241.23	23,070.45	271,434.92

As more time passes, these Liabilities may change slightly due to ongoing monthly expenses. For any debts not paid in full where the debt holder has legal recourse against Curran, there must be a signed release prohibiting pursuing Curran for any amounts unpaid. These would include at least the Settlement Agreement, MT Development, InfoLabs and NuView

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